

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of American Century Investment Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of American Century Investment Services, Inc. at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial condition presentation. We believe that our audit of the financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2017

PricewaterhouseCoopers LLP, 1100 Walnut, Suite 1300, Kansas City, MO 64106
T: (816) 472 7921, F: (816) 218 1890, www.pwc.com/us